UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                             Carolco Pictures Inc.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share

                        (Title of Class of Securities)

                                     143763-10-0

                                (CUSIP Number)
 Mr. Rene-Claude                              with copies to:
 Jouannet                                     David G. Johnson, Esq.
 Credit Lyonnais                              White & Case
 19 Boulevard des                             633 W. 5th Street,
 Italiens                                     Suite 1900
 75002 Paris                                  Los Angeles, CA  90071
 France                                       (213) 620-7700
 011-331-42-95-7000


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 11, 1994
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (__).
                                 ____________

Check the following box if a fee is being paid with this statement (__).

                                 SCHEDULE 13D




   CUSIP No. 143763-10-0                                      Page 2 of __ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        MGM Holdings Corporation

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (x)
                                                                     (b) ( )

   3    SEC USE ONLY

   4    SOURCE OF FUNDS
        AF; WC:  See discussion in Item 3
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(E)                               ( )

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

  NUMBER OF SHARES BENEFICIALLY      7       SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             0
  WITH
                                     8       SHARED VOTING POWER
                                             Common Stock:  103,634,448
                                             See discussion in Items 4 and 5

                                     9       SOLE DISPOSITIVE POWER
                                             0

                                     10      SHARED DISPOSITIVE POWER
                                             Common Stock:  103,634,448
                                             See discussion in Items 4 and 5


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Common Stock:  103,634,448
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Common Stock 42.5%

  14    TYPE OF REPORTING PERSON
        CO



                                                          SCHEDULE 13D



   CUSIP No. 143763-10-0                                      Page 3 of __ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais International Services
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY

   4    SOURCE OF FUNDS

        AF; WC: See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             Common Stock:  103,634,448
  WITH
                             See discussion in Items 4 and 5
                       9     SOLE DISPOSITIVE POWER
                             0

                       10    SHARED DISPOSITIVE POWER
                             Common Stock:  103,634,448
                             See discussion in Items 4 and 5

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Common Stock:  103,634,448

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Common Stock 42.5%

   14   TYPE OF REPORTING PERSON

        CO




                                                          SCHEDULE 13D



   CUSIP No. 143763-10-0                                      Page 4 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY

   4    SOURCE OF FUNDS

        AF; WC: See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             Common Stock:  103,634,448
  WITH
                             See discussion in Items 4 and 5
                       9     SOLE DISPOSITIVE POWER
                             0

                      10     SHARED DISPOSITIVE POWER
                             Common Stock:  103,634,448
                             See discussion in Items 4 and 5

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Common Stock:  103,634,448

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Common Stock 42.5%

  14    TYPE OF REPORTING PERSON

        CO




          This Amendment No. 2 is filed on behalf of MGM Holdings Corporation ("MGM Holdings"), Credit Lyonnais International Services ("CLIS") and Credit Lyonnais (collectively with MGM Holdings and CLIS, the "Reporting Persons") and amends items 2, 3, 4, 5, 6 and 7 of the initial Statement dated September 7, 1993, filed by the Reporting Persons with respect to Series A Convertible Preferred Stock, par value $1.00 ("CPI Preferred Stock"), and Common Stock, par value $.01 ("CPI Common Stock"), of Carolco Pictures, Inc. ("CPI") as amended by Amendment No. 1 filed with the Commission on November 1, 1993 (the "Schedule 13D"). This Amendment No. 2 is filed to disclose material developments in regard to the securities of Carolco resulting from the proposed merger of Carolco and another corporation, as more fully described herein, and related matters.

Item 2.   Identity and Background.

          Schedules I and II are amended to read as the attached Schedules I and II.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and supplemented as follows:

          The information set forth in Item 4 hereof is hereby incorporated herein by reference.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended and supplemented as follows:

          Pursuant to an Agreement and Plan of Merger, dated as of August 10, 1994, among LIVE Entertainment Inc. ("LIVE"), CPI and Carolco Acquisition Corp., a wholly-owned subsidiary of LIVE ("CAC"), a copy of which is attached hereto as Exhibit A (the "Merger Agreement"), among other things, (i) CAC will be merged with and into CPI and CPI will become a wholly-owned subsidiary of LIVE (the "Merger"), (ii) LIVE will be renamed "Carolco Entertainment Inc." ("CEI"), (iii) every 5.5 shares of CPI Common Stock (subject to adjustments in certain events) will be converted into one share of common stock, par value of $.01 per share, of CEI ("CEI Common Stock"), (iv) every share of CPI Preferred Stock held by MGM Holdings will be converted into a share of CEI Series D Preferred Stock, par value $1.00 ("CEI Preferred Stock"), (v) the CPI Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (vi) the board of directors of CEI will consist of 21 members as designated in the Merger Agreement, (vii) the management of CEI will be as designated in the Merger Agreement and (viii) the Certificate of Incorporation and Bylaws of each of CPI and LIVE will be amended as provided in the Merger Agreement.

          As a condition to LIVE, CAC and CPI entering into the Merger Agreement, CPI requested and, on August 11, 1994, MGM Holdings agreed to enter into an Investor Representation Agreement, dated as of August 10, 1994, a copy of which is attached hereto as Exhibit B (the "Investor Representation Agreement"). In the Investor Representation Agreement, MGM Holdings (i) represented to LIVE and CPI that, as of August 10, 1994, it had no plan or intention to, and (ii) agreed that, prior to the effective date of the Merger (the "Effective Date"), it will not form a plan or intention to enter into an arrangement to sell, transfer or otherwise dispose of any share of CEI Common Stock or CEI Preferred Stock to be received in the Merger by MGM Holdings. The Investor Representation Agreement also provides, among other things, that MGM Holdings (i) on or prior to the Effective Date, will not sell, transfer or otherwise dispose of any of its shares of CPI Common Stock or CPI Preferred Stock; (ii) until the Effective Date, will not (A) grant a proxy with respect to, or otherwise encumber, any of its shares of CPI Common Stock or CPI Preferred Stock, (B) acquire any additional shares of CPI Common Stock or CPI Preferred Stock unless MGM Holdings executes an amendment whereby such additional shares become subject to the Investor Representation Agreement,
(C) deposit any of its shares of CPI Common Stock or CPI Preferred Stock into a voting trust or similar arrangement; and (iii) will vote all of its shares of CPI Common Stock or CPI Preferred Stock in favor of the Merger and the transactions contemplated thereby. The Investor Representation Agreement terminates upon the earlier to occur of (i) the Effective Date and (ii) the termination of the Merger Agreement pursuant to its terms, but in no event later than December 31, 1994, unless an extension of such date is agreed to by MGM Holdings.

          Pursuant to the Merger Agreement and the transactions contemplated thereby, the 5% Notes, of which MGM Holdings owns $30,000,000 in aggregate principal amount (plus interest amounts paid in-kind, under the terms of the issuance of the 5% Notes) will be assumed by CEI and CPI, as joint and several obligors, pursuant to an Amended and Restated Indenture. The 5% Notes will be convertible to CEI Common Stock pursuant to the terms of such Amended and Restated Indenture.

          In order to effectuate the transactions contemplated by the Merger Agreement, MGM Holdings and the Strategic Investors entered into several agreements amending and restating their agreements entered into in connection with the Restructuring in order to maintain similar corporate governance controls in respect of CEI and to maintain their mutual obligations in respect of the ownership and transfer of CEI securities. Descriptions of such agreements are included herein in Item 6 and are hereby incorporated by reference to this Item 4. These descriptions are only a brief summary of such agreements, and are qualified in their entirety by reference to the agreements which are attached hereto as Exhibits and incorporated herein by reference.

          Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended and supplemented as follows:

          (a) Credit Lyonnais, CLIS and MGM Holdings may be deemed beneficially to own:


 Title of Class                    Number of Shares                 Percent of Class


 CPI Common Stock                   51,770,390<F1>                  21.2

 CPI Common Stock                   51,864,058<F2>                  21.2

              TOTAL                103,634,448                      42.5<F3>

<F1>     These shares may be acquired upon the conversion of 30,000 shares of CPI Preferred Stock and dividends accumulated as of June 30, 1994.

<F2>     These shares may be acquired upon the conversion of 5% Notes.

<F3>     Does not foot due to rounding.


BY CANAL +

 Title of Class                    Number of Shares                 Percent of Class



 CPI Common Stock                  26,100,032                       15.8
 CPI Common Stock                  21,570,996<F1>                   13.1

              TOTAL                47,671,028                       28.9

<F1>     These shares may be acquired upon the conversion of 12,500 shares of CPI Preferred Stock and dividends accumulated as of June 30, 1994.




BY PIONEER

 Title of Class                    Number of Shares                 Percent of Class


 CPI Common Stock                   46,420,574                      22.5

 CPI Common Stock                   69,027,187<F1>                  33.4

 CPI Common Stock                    2,643,109<F2>                    .1
 CPI Common Stock                      500,001<F3>                    .0

              TOTAL                118,590,872                      57.4<F4>
<F1>     These shares may be acquired upon the conversion of 40,000 shares of CPI Preferred Stock and dividends accumulated as of June 30, 1994.
<F2>     These shares are subject to a pledge agreement which does not satisfy the conditions set forth in SEC Rule 13-3(d)(3).
<F3>     These shares may be acquired upon the exercise of an option.
<F4>     Does not foot due to rounding.


          (c) Since the date of the Restructuring, CPI has made three interest payments on the 5% Notes issued to MGM Holdings in an aggregate amount of $1,117,763.67. These included payments of $354,166.67, $379,427.08 and $384,169.92 on January 15, 1994, April 15, 1994 and July
14, 1994, respectively. CPI has elected to make such payments in-kind in the form of additional securities. By their terms, the securities are convertible to approximately 1,864,058 shares of CPI Common Stock. The payments were made by mail to the offices of MGM Holdings.

          Since the date of the Restructuring, dividends have accrued, but have not been paid, on the CPI Preferred Stock issued to MGM Holdings, Canal+ and Pioneer. As of June 30, 1994, such accrued but unpaid dividends would, if converted to CPI Common Stock, equal 1,770,390 shares for MGM Holdings, 737,663 shares for Canal+ and 2,360,521 shares for Pioneer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented as follows:

          The information set forth in Items 4 and 5 hereof is hereby incorporated herein by reference.

          (a)  Amended and Restated Put and Call Agreement (Exhibit C).

          MGM Holdings, Credit Lyonnais and Cinepole entered into the Amended and Restated Put and Call Agreement, dated as of August 10, 1994, the form of which is attached hereto as Exhibit C, (the "Amended Put and Call Agreement"). The Amended Put and Call Agreement restates the agreement set forth between the parties in the Put and Call Agreement in respect of the CPI securities to be converted to CEI securities pursuant to the Merger.

          (b)  1994 Stockholders Agreement (Exhibit D).

          MGM Holdings, Cinepole, Pioneer, RCS and New CIBV entered into an amended and restated Stockholders Agreement, dated as of August 10, 1994, the form of which is attached hereto as Exhibit D (the "1994 Stockholders Agreement"). The 1994 Stockholders Agreement restates with respect to CEI the corporate governance provisions agreed upon in the Stockholders Agreement with respect to CPI. Each party to the 1994 Stockholders Agreement agrees to form a Director Pool (as defined therein) to maintain in the governance of CEI the corporate governance arrangements as agreed among the parties therein in respect of CPI.

          The 1994 Stockholders Agreement also restates with respect to CEI securities the provisions of the Stockholders Agreement regarding the purchase and sale of CPI securities by the parties thereto.

          (c)  Agreement in respect of the Subordination Agreement (Exhibit
E).

          MGM Holdings and the Strategic Investors entered into an Agreement in respect of the Subordination Agreement, dated as of August 10, 1994, the form of which is attached hereto as Exhibit E (the "Subordination Amendment"). The parties thereto agreed to apply the terms and conditions of the Subordination Agreement to the CEI Common Stock to be acquired by each of them in connection with the Merger.

Item 7.   Material to be Filed as Exhibits.

          EXHIBIT A      Merger Agreement

          EXHIBIT B      Investor Representation Agreement

          EXHIBIT C      Amended and Restated Put and Call Agreement

          EXHIBIT D      1994 Stockholders Agreement

          EXHIBIT E      Subordination Amendment

          EXHIBIT F      Joint Filing Statement Pursuant to Rule 13d-
                         1(f)1(iii)
                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               August 22, 1994
                                   (Date)

                         MGM HOLDINGS CORPORATION



                                /s/ G.E. Dufour
                         ________________________________
                                   (Signature)



                          G.E. Dufour    Secretary
                         ________________________________
                                   (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               August 22, 1994

                                   (Date)

                         CREDIT LYONNAIS INTERNATIONAL
                           SERVICES



                                /s/ Michel Severe
                         ________________________________
                                   (Signature)



                            M. Severe  Attorney-in-fact
                         ________________________________
                                   (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                 August 22, 1994
                                     (Date)

                         CREDIT LYONNAIS



                                  /s/ G.E. Dufour
                         ________________________________
                              (Signature)



                         G.E. Dufour Gen. Manager E.I.F.
                         ________________________________
                                   (Name/Title)

                                 Schedule I


          Each person named below is a director or executive officer of MGM Holdings, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of MGM Holdings set forth in Item 2 above.



                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 MGM Holdings.

 Rene-Claude Jouannet              France                      President and Treasurer of MGM Holdings,
                                                               Director of MGM Holdings, Directeur Adjoint
                                                               of International Affairs of Credit Lyonnais

 Guy-Etienne Dufour                France                      Secretary of MGM Holdings, Directeur Adjoint
                                                               of International Affairs of Credit Lyonnais



                                Schedule II

          Each person named below is a director or executive officer of CLIS, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of CLIS set forth in Item 2 above.


                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 CLIS.


 Michel Severe                     France                      Attorney-in-fact, Relationship Manager for
                                                               Subsidiaries Department of Credit Lyonnais

 Genevieve Martin maiden           France                      Director, Relationship Manager for
 Jacquier                                                      Subsidiaries Department of Credit Lyonnais


 Pierre Vanden Broeck              France                      Director, Relationship Manager for
                                                               Subsidiaries Department of Credit Lyonnais

 Josette Novel                     France                      Director, Relationship Manager for
                                                               Subsidiaries Department of Credit Lyonnais


 Gabriel Apelojg                   France                      Attorney-in-fact, Relationship Manager for
                                                               Subsidiaries Department of Credit Lyonnias


 Pascal Bloch                      France                      Attorney-in-fact, Relationship Manager for
                                                               Subsidiaries Department of Credit Lyonnias




                             INDEX TO EXHIBITS


Exhibit                                    Title of Document

     A                                     Agreement and Plan of Merger, dated as of August 10, 1994, among LIVE, CPI and
                                           Carolco.

     B                                     MGM Inventor Representation Agreement, dated as of August 10, 1994, among MGM
                                           Holdings, LIVE and CPI.

     C                                     Amended and Restated Put and Call Agreement, dated as of August 10, 1994, among MGM
                                           Holdings, Credit Lyonnais and Cinepole.

     D                                     1994 Stockholders Agreement, dated as of August 10, 1994, among MGM Holdings,
                                           Cinepole, Pioneer, RCS and New CIBV.

     E                                     Agreement in respect of the Subordination Agreement, dated as of August 10, 1994, among MGM Holdings, Pioneer, Cinepole and RCS.

     F                                     Joint Filing Statement Pursuant to Rule 13d-1(f)1(iii).




                        Appendices included pursuant to Regulation S-T
                             item 101(a)(2)(ii)


   The Reporting Persons, pursuant to Regulation S-T item 101(a)(2)(ii), hereby include in the filing of this Amendment No. 2 the original Schedule 13D ("Schedule 13D"), filed with the Commission September 7, 1993 and Amendment No. 1 ("Amendment No. 1") filed with the Commission November 1, 1993.

Appendix I                            Schedule 13D

Appendix II                           Amendment No. 1


                                                            Appendix I
                                                            to Amendment
No. 2



                                Schedule 13D




                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                ____________

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. __)

                           Carolco Pictures Inc.
                              (Name of Issuer)

      Series A Preferred Convertible Preferred Stock, par value $1.00

                    Common Stock, par value $.01 par value per share

                       (Title of Class of Securities)

                                     143763-10-0

                               (CUSIP Number)

                          Mr. Rene-Claude Jouannet
                              Credit Lyonnais
                         19 Boulevard des Italiens
                                75002 Paris

                                   France



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                * See below
        ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                ____________

Check the following box if a fee is being paid with this statement (x).


*The reporting persons disclaim beneficial ownership and therefore any obligation to file at this time and make this filing as a precautionary manner in order to make their respective relationships to the issuer and their membership in a group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934 known.


                                                          SCHEDULE 13D




   CUSIP No. 143763-10-0                                      Page 2 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MGM Holdings Corporation

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC; CO:  See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              0:  See discussion in Items 4 and 5.
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                          0:  See discussion in Items 4 and 5.

                                   9      SOLE DISPOSITIVE POWER
                                          0:  See discussion in Items 4 and 5.

                                  10      SHARED DISPOSITIVE POWER
                                          0:  See discussion in Items 4 and 5.

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0:  See discussion in Items 4 and 5.

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                               ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  14    TYPE OF REPORTING PERSON
        CO




                                                          SCHEDULE 13D



   CUSIP No. 143763-10-0                                      Page 3 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais International Services


   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY
   4    SOURCE OF FUNDS

        WC; CO: See discussion in Item 3


   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0:  See discussion in Items 4 and 5.
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             0:  See discussion in Items 4 and 5.
  WITH
                       9     SOLE DISPOSITIVE POWER
                             0:  See discussion in Items 4 and 5.

                      10     SHARED DISPOSITIVE POWER
                             0:  See discussion in Items 4 and 5.


   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0:  See discussion in Items 4 and 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14   TYPE OF REPORTING PERSON
        CO



                                                          SCHEDULE 13D



   CUSIP No. 143763-10-0                                      Page 4 of __ Pages



   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        WC; CO: See discussion in Item 3
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0:  See discussion in Items 4 and 5.
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             0:  See discussion in Items 4 and 5.
  WITH

                       9     SOLE DISPOSITIVE POWER
                             0:  See discussion in Items 4 and 5.
                      10     SHARED DISPOSITIVE POWER
                             0:  See discussion in Items 4 and 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0:  See discussion in Items 4 and 5.

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


  14    TYPE OF REPORTING PERSON

        CO





Item 1.   Security and Issuer.

          The titles of the classes of equity securities to which this statement relates are as follows:

          (i) Series A Convertible Preferred Stock, par value $1.00 ("New Preferred"), of Carolco Pictures Inc. ("Carolco"); and

          (ii) 5% Payment-in-kind Convertible Subordinated Notes due 2002 ("5% Notes") of Carolco.

          The name and address of the principal executive offices of Carolco are:

          Carolco Pictures Inc.
          8800 Sunset Boulevard
          Los Angeles, California 90069

All information contained in this Schedule 13D relating to Carolco, Pioneer LCDA ("Pioneer"), Canal+ S.A. ("Canal+") or RCS Video International Services B.V. ("RCS"), or any of their respective officers, directors, stockholders, affiliates or subsidiaries is based upon publicly available information or information provided by such person.


Item 2.   Identity and Background.

          The name, address and principal executive office of MGM Holdings Corporation ("MGM Holdings") are:

          MGM Holdings Corporation
          19, boulevard des Italiens
          75002 Paris
          France

          MGM Holdings is a holding company organized and existing under the laws of the state of Delaware.

          The attached Schedule I is a list of the executive officers and directors of MGM Holdings which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          MGM Holdings is a wholly-owned subsidiary of Credit Lyonnais International Services ("CLIS"), a corporation organized and existing under the laws of France. The address of CLIS's principal executive office is:

               19, boulevard des Italiens
               75002 Paris
               France

          The attached Schedule II is a list of the executive officers and directors of CLIS, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          CLIS is a wholly-owned subsidiary of Credit Lyonnais, a banking institution organized and existing under the laws of France (collectively with MGM Holdings and CLIS, the "Reporting Persons"). The address of Credit Lyonnais' principal executive office is:

               19, boulevard des Italiens
               75002 Paris
               France

          The attached Schedule III is a list of the executive officers and directors of Credit Lyonnais, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conducted; and (iv) place of citizenship.

          During the last five years, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, any person named on
Schedule I, II or III hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          The amount of funds to be used by MGM Holdings in making the purchases of Preferred Stock and 5% Notes to which this statement relates is, (i) with respect to Preferred Stock, $30,000,000, and (ii) with respect to 5% Notes, $30,000,000. At this time, MGM Holdings has not determined what the source of the funds to be used in making the purchases will be; however, the source of funds will be CLIS, Credit Lyonnais or the working capital of MGM Holdings.

          Neither any reference herein to Preferred Stock or 5% Notes nor the filing of this Schedule 13D shall be construed as an admission that at this time any of the Reporting Persons is the beneficial owner of any shares of Preferred Stock or any 5% Notes, and the Reporting Persons disclaim beneficial ownership of any shares of Preferred Stock or any 5% Notes at this time.


Item 4.   Purpose of Transaction.

          The purchases of Preferred Stock and 5% Notes to which this statement relates are part of a financial restructuring that Carolco is currently undertaking through either (i) the proposed exchange of certain of Carolco's existing debt securities and preferred stock, as well as the cash sales of Preferred Stock and 5% Notes and the consummation of certain related transactions (the "Restructuring"), or (ii) a prepackaged plan of reorganization of Carolco pursuant to Chapter 11 of the United States Bankruptcy Code, which would generally give effect to the same transactions contemplated by the Restructuring (the "Prepackaged Plan"). It is currently contemplated that the Restructuring will include the following main elements:

          (a) Carolco is offering to exchange up to an aggregate of (i) $33,755,000 in principal amount of its 11.5%/10% Reducing Rate Senior Notes due 2000, (the "New Senior Notes") for the $33,755,000 in principal amount of the Company's 14% Senior Notes Due June 1, 1993 (the "14% Notes") outstanding and (ii) $16,145,000 in principal amount of its 13%/12% Reducing Rate Senior Subordinated Notes due 1999, (the "New Senior Subordinated Notes") for the $16,145,000 in principal amount of Carolco's 13% Senior Subordinated Notes due December 1, 1996 (the "13% Notes") outstanding and not owned by Carolco. In connection with the exchange, tendering holders of the 14% Notes will receive an amount in cash equal to the amount of interest that would have accrued on the New Senior Notes for the period of December 1, 1992, through the date of issuance of the New Senior Notes. Tendering holders of the 13% Notes will receive an amount 50% of which will consist of cash and 50% of which will consist of additional New Senior Subordinated Notes equal to the amount of interest that would have accrued on the New Senior Subordinated Notes for the period of December 1, 1992 through the date of issuance of the new Senior Subordinated Notes. Concurrently with the making of the offers to exchange the 13% Notes and the 14% Notes, the Company is soliciting from the holders of the 13% Notes their consent to certain amendments to the indenture pursuant to which the 13% Notes were issued and the wavier of certain events of default under such indenture.

          (b) Certain holders of Carolco's 10% Convertible Subordinated Debentures Due 2006 ("10% Debentures") and one holder of its Series D Convertible Exchangeable Preferred Stock, par value $1.00 ("Series D Preferred"), will exchange such securities for an aggregate of 22,500,000 shares of the Common Stock, par value $.01, of Carolco ("Common Stock"), subject to an increase of an additional 4,500,000 shares upon certain conditions. In connection with this exchange, the holder of the Series D Preferred will receive $20,000 in cash, which represents a portion of the accrued but unpaid dividends on the Series D Preferred.

          (c) Carolco, MGM Holdings, Cinepole Productions B.V. (an affiliate of Canal+ ("Cinepole")), and Pioneer have entered into a Securities Purchase Agreement, dated as of May 25, 1993 which was amended by amendments dated as of July 29, 1993 and as of August 19, 1993 (the "Purchase Agreement"). A copy of the Purchase Agreement, as amended is attached hereto as Exhibit A. Pursuant to the Purchase Agreement, MGM Holdings will purchase from Carolco (i) 30,000 shares of Preferred Stock at a purchase price of $1,000 per share and (ii) $30,000,000 in aggregate principal amount of 5% Notes. Cinepole will purchase 12,500 shares of Preferred Stock at a purchase price of $1,000 per share. Pioneer will purchase 40,000 shares of Preferred Stock at a purchase price of $1,000 per share. The consummation of the purchase by MGM Holdings of Preferred Stock and 5% Notes contemplated under the Purchase Agreement (the "Acquisition") is subject to numerous conditions set forth in the Purchase Agreement. See Item 6 below for a summary of such conditions.

               Each share of Preferred Stock will be convertible at the option of the holder of such share into that number of shares of Common Stock obtained by dividing the sum of (i) $1,000 and (ii) the amount of accrued but unpaid dividends with respect to such share by $.60, which amount is subject to adjustment. Consequently, the 30,000 shares of Preferred Stock to be purchased by MGM Holdings will be convertible into 50,000,000 shares of Common Stock, subject to adjustment. The holders of Preferred Stock will be entitled to the same voting rights as such holders would be entitled to if such holders converted their Preferred Stock into Common Stock.

               The 5% Notes will be subject to mandatory conversion into shares of Common Stock upon the following conditions:

               (i) following the date upon which MGM Holdings' wholly-owned subsidiary, Metro-Goldwyn-Mayer ("MGM"), receives $100,000,000 in distribution fees pursuant to a proposed motion picture distribution agreement with Carolco, relating to domestic theatrical and non-theatrical rights, certain specified U.S. television rights and certain specified foreign rights to take effect, with respect to each of the rights granted, when Carolco's current agreements or arrangements relating to such rights expire (the "Distribution Agreement") (Carolco and MGM have executed a term sheet with respect to the material terms of the Distribution Agreement, a copy of which is attached hereto as Exhibit B);

               (ii) if Carolco terminates the Distribution Agreement because of an uncured breach by MGM in accordance with its termination rights set forth in the Distribution Agreement; or

               (iii) if, after MGM receives $90,000,000 in distribution fees pursuant to the Distribution Agreement, MGM fails to provide certain informational reports to Carolco and fails to cure such failure in accordance with the terms of the Distribution Agreement.

               The 5% Notes will be convertible at the option of the holders thereof upon maturity and upon the occurrence of certain other conditions set forth in the indenture relating to the %5 Notes.

               In the event of a conversion, each $1,000 of principal amount of 5% Notes will be converted into 1,666.667 shares of Common Stock, which amount is subject to adjustment. In the event of a mandatory conversion, each $1,000 of unpaid interest on the 5% Notes being converted will also be converted into 1,666.667 shares of Common Stock, which amount is subject to adjustment. Consequently, the $30,000,000 in aggregate principal amount of 5% Notes to be purchased by MGM Holdings will be convertible into approximately 50,000,000 shares of Common Stock, subject to adjustment.

          (d) Carolco has agreed in principle with Pioneer, Le Studio Canal+ (a wholly-owned subsidiary of Canal+ and the sole stockholder of Cinepole ("Studio Canal+")), and RCS (collectively, the "Strategic Investors") that the Strategic Investors will exchange certain of their existing Carolco securities for shares of Common Stock and discharge certain loan obligations of Carolco to them in exchange for shares of Common Stock and all of the shares of the common stock of Carolco's subsidiary, LIVE Entertainment Inc., owned by Carolco and currently pledged to the Strategic Investors.

          (e) Carolco and the Strategic Investors have agreed in principle that (i) the Strategic Investors will exchange a portion of Carolco's existing preferred stock and 10% Debentures held by the Strategic Investors for an aggregate of 72,000,000 shares of Common Stock and
     (ii) upon consummation of the Restructuring, each of the Strategic Investors will transfer to Carolco as a capital contribution any existing preferred stock or 10% Debentures held by them after the exchanges are completed, together with certain other obligations of Carolco to it.

          (f) The fifteen-member Board of Directors of Carolco (the "Board") will be reconstituted.

          In connection with the Restructuring, Carolco has taken or will take the following actions:

          (a) On December 24, 1992, Carolco filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1, Registration Number 33-56380, relating to the Restructuring and the other actions taken by Carolco in connection with the Restructuring (the "Registration Statement"). On August 27, 1993, the SEC declared the Registration Statement, as amended, effective.

          (b) Carolco has entered into a standby purchase and investment agreement (the "Standby Agreement") with the Strategic Investors and Tele-Communications, Inc. ("TCI"). Pursuant to the Standby Agreement Pioneer, RCS and Cinepole will purchase an aggregate of up to $27,5000,000 of Carolco's 7% Convertible Subordinated Notes due 2006 on the later to occur of December 30, 1994 or the date on which certain conditions are met. Canal+ and TCI will invest an aggregate of up to $27,500,000 in co-productions of Carolco's motion pictures upon the satisfaction of certain conditions, but in no event prior to December 30, 1994. The total amount invested pursuant to the Standby Agreement will not exceed $47,500,000.

          (c) Carolco will offer to purchase all of the outstanding shares of common stock of The Vista Organization, Ltd. ("Vista") other than shares owned by Carolco, together with all of the Carolco Series A Common Stock Put Rights associated with and represented by such shares (the "Vista Tender Offer").

          (d) Carolco will solicit acceptances of the Prepackaged Plan. Carolco will not seek confirmation of the Prepackaged Plan if all of the conditions to the Restructuring are satisfied.

          (e) Carolco will solicit proxies from the holders of Common Stock for use at a special meeting of its stockholders, at which such stockholders will consider and vote upon certain amendments to Carolco's Restated Certificate of Incorporation (the "Restated Certificate") to (i) delete a provision that divides the Board into three classes with staggered terms, (ii) delete a provision that restricts Carolco's ability to engage in certain transactions with interested stockholders unless approvals of stockholders or the Board are obtained, and (iii) to increase the number of shares of Common Stock that Carolco is authorized to issue to 500,000,000. The stockholders will also consider and vote upon a proposal to amend Carolco's 1989 Stock Option and Stock Appreciation Rights Plan (the "1989 Plan"). The proposed amendments to the 1989 Plan would (i) increase the maximum number of shares of Common Stock that may be issued under the 1989 Plan from 2,500,000 shares to 20,000,000 shares,
     (ii) change the committees of the Board that administer the 1989 Plan to consist of two or more directors of Carolco in accordance with Rule 16b-3(c)(2)(i) promulgated under the Securities Exchange Act of 1934 instead of three or more directors, and (iii) add a provision for formula grants of options to directors of Carolco and members of certain committees of the Board.

          In connection with the Restructuring, it is contemplated that MGM Holdings, Credit Lyonnais and Cinepole will enter into a Put and Call Agreement (the "Put and Call Agreement"), the most recent draft of which is attached hereto as Exhibit C. The Put and Call Agreement will contain provisions granting MGM Holdings the right to put certain shares of Common Stock to Cinepole and granting Cinepole a similar right to purchase certain shares of Common Stock from MGM Holdings upon the conversion of 5% Notes pursuant to the terms and conditions of the indenture relating to the 5%

Notes. See Item 6 below for a summary of the provisions of the Put and Call Agreement.

          Following the Restructuring, it is currently contemplated that MGM Holdings and the Strategic Investors will control a majority of the Board. It is currently contemplated that MGM Holdings, the Strategic Investors and New Carolco Investments, B.V. ("New CIBV") will enter into a Stockholders Agreement (the "Stockholders Agreement"), the most recent draft of which is attached hereto as Exhibit D, which shall contain provisions relating to the composition of the Board, the election and removal of directors and voting with respect to certain types of transactions. See Item 6 below for a summary of the such provisions.

          Upon the consummation of the Acquisition, MGM Holdings plans to transfer to Bannon & Co., Inc., an investment banking firm, approximately 600 shares of Preferred Stock.

          The agreements and arrangements described in this Item 4 to which MGM Holdings or Credit Lyonnais is or will be a party have or will be entered into by MGM Holdings and Credit Lyonnais to preserve the value of MGM Holdings' subsidiary, MGM. Except as described above, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person identified in Schedule I, II or III has any plans or proposals which relate to, or which result in, any of the matters referred to in Paragraphs (a)-(j) of Item 4 of the Special Instructions for Complying with Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) Pursuant to the Purchase Agreement, MGM Holdings will purchase 30,000 shares of Preferred Stock and $30,000,000 in aggregate principal amount of 5% Notes. As stated in Item 4 above and more particularly described in Item 6 below, the consummation of the Acquisition is subject to numerous conditions. At this time, it is not known when such consummation will occur. The Reporting Persons expressly disclaim beneficial ownership of any Preferred Stock of 5% Notes covered by the Purchase Agreement.

          The Reporting Persons, Canal+, Studio Canal+, Cinepole Pioneer and RCS may be deemed to have formed a group for the purpose of obtaining a majority representation on the Board upon the consummation of the Restructuring.

BY CANAL+

          Canal+ may be deemed beneficially to own indirectly through Studio Canal+:


 Title of Class                    Number of Shares                 Percent of Class


 Common Stock                      2,643,109<F1>                    5.3

 Common Stock                        333,334<F2>                    0.7
 SUB-TOTAL                         2,976,443                        6.0
<F1>     These shares are subject to a pledge agreement which does not satisfy the conditions set forth in SEC Rule 13d-
         3(d)(3).

<F2>     These shares may be acquired upon the exercise of an option.

          Canal+ may be deemed beneficially to own indirectly through Studio Canal+ (which owns such shares indirectly through Cinepole) the following securities of Carolco:



 Title of Class                    Number of Shares                 Percent of Class


 Common Stock                        150,000<F1>                     0.3

 Common Stock                        447,344<F2>                     0.9
 Common Stock                      1,621,621<F3>                     3.3

 Common Stock                         97,900                         0.2
 Common Stock                      2,499,990<F4>                     5.0

 Common Stock                      1,723,720<F5>                     3.5

 SUB-TOTAL                         6,540,575                        13.2

<F1>     These shares may be acquired upon the exercise of a warrant.
<F2>     These shares may be acquired upon the exercise of an option.
<F3>     These shares may be required upon the conversion of 30,000 shares of Series B Convertible Preferred Stock, which may be converted at any time.
<F4>     These shares may be acquired upon the conversion of 300,000 shares of Series D Preferred, which may be converted at any time.
<f5)     These shares may be acquired upon the conversion of 3,706 shares of Series E Convertible Preferred Stock ("Series E
         Preferred"), which may be converted at any time.



  BY PIONEER


 Title of Class                Number of Shares                Percent of Class



 Common Stock                   3,243,243<F1>                   6.5
 Common Stock                   2,500,000<F2>                   5.0

 Common Stock                   2,451,627<F3>                   4.9
 Common Stock                     977,447<F4>                   2.0

 Common Stock                     300,000<F5>                   0.6

 Common Stock                   2,643,109<F6>                   5.3
 Common Stock                     333,334<F7>                   0.7

 SUB-TOTAL                     12,448,760                      25.1<F8>

<F1>     These shares may be acquired upon the conversion of 60,000 shares of Series C Convertible Exchangeable Preferred
         Stock, which may be converted at any time.

<F2>     These shares may be acquired upon the conversion of $15,000,000 in principal amount of 10% Debentures, which may be converted at any time.
<F3>     These shares may be required upon the conversion of 5,271 shares of Series E Preferred, which may be converted at any time.
<F4>     These shares may be acquired upon the exercise of options.
<F5>     These shares may be acquired upon the exercise of a warrant.
<F6>     See Footnote 1 on page 9.
<F7>     See Footnote 2 on page 9.
<F8>     Does not foot due to rounding.



  BY RCS


 Title of Class                Number of Shares                Percent of Class


 Common Stock                   1,481,481                       3.0

 Common Stock                   3,333,333<F1>                   6.7
 Common Stock                   1,778,140<F2>                   3.6

 Common Stock                   2,643,109<F3>                   5.3
 Common Stock                     333,334<F4>                   0.7

 SUB-TOTAL                      9,569,397                      19.3


 TOTAL                         31,535,175                      63.5

<F1>     These shares may be acquired upon the conversion of $20,000,000 in principal amount of 10% Debentures, which may be converted at any time.
<F2>     These shares may be acquired upon the conversion of 3,823 shares of Series E Preferred, which may be converted at any time.
<F3>     See Footnote 1 on page 9.
<F4>     See Footnote 2 on page 9.


          (b) Each of Canal+, Studio Canal+ and Cinepole are deemed to have shared power to vote, to direct the vote, to dispose and to direct the disposition of all shares listed as being beneficially owned by any of them in paragraph (a) above.

          Except as described above, each person named in paragraph (a) above has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares listed as being beneficially owned by such person in paragraph (a) above. The Reporting Persons expressly disclaim beneficial ownership of any Preferred Stock or 5% Notes.

          (c) None of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule I, II or III hereto nor any person named in paragraph (a) above has effected any transactions contemplated by the instructions to Item 5(c) of Schedule 13D in Common Stock, Preferred Stock or 5% Notes during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described in Item 4 above and this Item 6 and as set forth in the agreements referred to in such Items, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, any of the individuals identified in Schedule I, II or III has any contract, arrangement, understanding or relationship with any person with respect to any security of Carolco.

          The discussion of the terms of the agreements referred to below is only a brief summary and is qualified in its entirety by reference to the agreements which are attached hereto as Exhibits and incorporated herein by reference.

          (a)  Securities Purchase Agreement (Exhibit A).

          Pursuant to the Purchase Agreement, MGM Holdings is purchasing from Carolco (i) 30,000 shares of Preferred Stock at a purchase price of $1,000 per share and (ii) $30,000,000 in aggregate principal amount of 5% Notes. Cinepole is purchasing 12,500 shares of Preferred Stock at a purchase price of $1,000 per share. Pioneer is purchasing 40,000 shares of Preferred Stock at a purchase price of $1,000 per share.

          The consummation of the transactions contemplated in the Purchase Agreement shall occur upon (a) the latest to occur of (i) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 (the "HSR Act"),
(ii) consummation of all of the elements of the Restructuring, or
(iii) issuance of an order or judgment of the United States Bankruptcy Court confirming the Prepackaged Plan pursuant to Section 1129 of Title 11 of the United States Code (the "Confirmation Order") with respect to the Prepackaged Plan that has become a Final Order (as defined in the Purchase Agreement), or (b) at such other time as may be agreed to in writing by the parties to the Purchase Agreement.

          The consummation of the transactions contemplated in the Purchase Agreement is subject to a number of conditions that have not occurred, including, but not limited to, the following:

          (a) filing of the Certificate of Designation and the Amendment (as defined and described in the Purchase Agreement) with the Secretary of State of the State of Delaware;

          (b) execution and delivery of the Registration Rights Agreement described below and the Distribution Agreement, and execution and delivery of the Loan Agreement, the 5% Indenture, the 10% Indenture, the Standby Note Purchase Agreement, the Pay-Per-View Agreement, the Standby Co-Production Agreement and the Subordination Agreement (each as defined and described in the Purchase Agreement);

          (c) either (i) the holders of at least 85% in aggregate principal amount of the 13% Notes and 75% of the 14% Notes shall have validly tendered and not withdrawn such notes pursuant to the Exchange Offers on or prior to the expiration date of the Exchange Offers, and the holders of more than 50% in aggregate principal amount of the 13% Notes shall have given and not revoked their consents to the proposed amendments to the indenture relating thereto, or (ii) the Confirmation Order with respect to the Prepackaged Plan shall have been issued and shall be a Final Order;

          (d) either (i) all 10% Debentures and shares of Series D Preferred, other than those held by the Strategic Investors, shall have been tendered and not withdrawn and the conditions to the Debenture and Series D Exchange (as defined and described in the Purchase Agreement), other than the closing under the Purchase

     Agreement, shall have been satisfied or waived, or (ii) the Confirmation Order with respect to the Prepackaged Plan shall have been issued and shall be a Final Order;

          (e) either (i) the holders of at least a majority of the combined voting power with respect to Carolco's voting securities present at the special meeting of Carolco's stockholders to be held shall have approved the proposal to approve the Restructuring and the proposal to increase the authorized number of shares of Common Stock, to 650,000,000 shares or (ii) Carolco shall have filed the Amendment pursuant to the provisions of the Prepackaged Plan;

          (f) Bear, Stearns & Co., Inc. ("Bear Stearns") shall have delivered to Carolco an opinion that the Restructuring is fair from a financial point of view to the holders of Common Stock other than the Strategic Investors, and Bear Stearns shall have confirmed such opinion on the effective date of the Registration Statement, as amended, and, provided that the transactions comprising the Restructuring are not effectuated pursuant to the Confirmation Order, on the date of the consummation of the Purchase Agreement, in each case without any material change in any conclusions or opinions contained in such opinion;

          (g) the Stockholders Agreement described below shall have been executed and delivered by the parties thereto;

          (h) either (i) the Vista Tender Offer shall have been consummated or will be consummated concurrently with the transactions contemplated in the Purchase Agreement, or (ii) the Confirmation Order with respect to the Prepackaged Plan shall have been issued and shall be a Final Order;

          (i) the Put and Call Agreement described below shall have been executed and delivered in substantially the form contemplated by the Purchase Agreement; and

          (j) Carolco shall have executed and delivered to MGM Holdings an agreement between Carolco and Studio Canal+, with respect to certain rights of first refusal granted to Studio Canal+, which agreement shall be in substantially the form delivered to MGM Holdings under cover of letter dated May 28, 1993.

          The Purchase Agreement may be terminated and the transactions contemplated therein abandoned (a) by Carolco if the Registration Statement is withdrawn from the SEC, or (b) by any party to the Purchase Agreement if the transactions contemplated therein have not been consummated by December 31, 1993. Upon termination, the Purchase Agreement becomes void.

          The Purchase Agreement contains certain other provisions customary to an agreement of its nature.

          (b)  Put and Call Agreement (Exhibit C).

          Pursuant to the Put and Call Agreement, MGM Holdings will have the right to put to Cinepole at any one time during the 90-day period immediately following the Trigger Date (as defined in the Put and Call Agreement) 25,000,000 shares of Common Stock, which amount is subject to adjustment, at a price to be determined according to a specified formula. Cinepole will have a similar right to purchase once from MGM Holdings at any time during the 90-day period immediately following the Trigger Date at a purchase price to be determined according to a specified formula. Cinepole may pay any or all of the put or purchase price by transferring 7% Notes to MGM Holdings.

          The amount of shares of Common Stock subject to the put or purchase provisions will be reduced by an amount equal to 50% of the aggregate face amount of any 5% Notes or the aggregate amount of any Preferred Stock sold or disposed by MGM Holdings prior to the date of the exercise of such put or purchase, except for any transfer of 5% Notes or Preferred Stock by MGM Holdings under certain limited circumstances. The put and purchase rights granted in the Put and Call Agreement will terminate in the event that MGM Holdings and Credit Lyonnais own less than 1% of the outstanding capital stock of MGM.

          The Put and Call Agreement contains certain other provisions customary to an agreement of its nature.

          (c)  Stockholders Agreement (Exhibit D).

          Pursuant to the Stockholders Agreement, Pioneer will have the right to designate four directors to the Board, each of MGM Holdings and Cinepole shall have the right to designate three directors and RCS shall have the right to designate one director. Each of MGM Holdings, Cinepole, Pioneer and RCS (individually, a "Designating Stockholder", and collectively, the "Designating Stockholders") will agree to vote for the designees of the other Designating Stockholders. Additionally, each Designating Stockholder will agree to take all appropriate action to effect the removal of any designee of another Designating Stockholder upon receipt of a written request from such Designating Stockholder to do so. The Stockholders Agreement provides for the reduction of the number of director designees allocated to each Designating Stockholder upon the reduction of the amount of Preferred Stock, 5% Notes and Common Stock held by such Designating Stockholder below certain specified levels.

          The Designating Stockholders will agree to cause their respective designated directors to take the necessary corporate action to establish a Supervisory Committee of the Board, if such action is consistent with such director's fiduciary duty. Additionally, each Designating Stockholder will agree to cause its designated directors to vote: (i) to adopt any amendment to the Bylaws of Carolco (the "Bylaws") that may be proposed in connection with the Registration Statement, if such adoption is consistent with such director's fiduciary duty; (ii) against any proposal to amend the Restated Certificate or Bylaws or change the composition of the Board unless all of the Designating Stockholders agree to vote in favor of such proposal; and (iii) to adopt resolutions requiring that any Major Decision (as defined in the Stockholders Agreement) will require the affirmative vote of at least 85% of the Board and of designated directors of at least three of the Designating Stockholders.

          The Stockholders Agreement will entitle MGM Holdings to participate proportionately in certain sales or dispositions by any two or more of the Strategic Investors of a required minimum amount of securities of Carolco, subject to certain conditions. Pioneer, RCS and New CIBV will be entitled to participate proportionately in certain sales and dispositions by MGM Holdings and Cinepole of securities of Carolco, subject to certain conditions. Cinepole, RCS and New CIBV will be entitled to participate proportionately in certain sales and dispositions by MGM Holdings and Pioneer of a required minimum amount of securities of Carolco, subject to certain conditions.

          The Stockholders Agreement contains certain other provisions customary to an agreement of its nature.

          (d)  Registration Rights Agreement (Exhibit E).

          In connection with the Restructuring, it is currently contemplated that Carolco, MGM Holdings, Pioneer, Cinepole, and RCS (collectively, the "Holders") will execute a Registration Rights Agreement (the "Registration Rights Agreement") which will provide certain registration rights to the parties thereto and certain successors-in-interest thereof as holders of securities of Carolco (individually, a "Holder", and collectively, the

"Holders"). The Registration Rights Agreement applies to Preferred Stock and 5% Notes acquired pursuant to the Purchase Agreement, any shares of Common Stock into which Preferred Stock or 5% Notes are converted, any shares of Common Stock acquired by RCS pursuant to the RCS Stock Purchase Agreement (as defined in the Registration Rights Agreement), any shares of Common Stock received by Pioneer, Cinepole or RCS pursuant to the Contribution and Exchange Agreement (as defined in the Registration Rights Agreement) or owned by Pioneer, Cinepole or RCS on the date of the execution of the Purchase Agreement that are not exchangeable or contributed pursuant to the Contribution and Exchange Agreement, and certain securities received by the Holders as a result of holding such securities (individually, a "Registrable Security", and collectively, "Registrable Securities").

          Pursuant to the Registration Rights Agreement, MGM Holdings or its successors-in-interest may make up to two requests, subject to certain limitations set forth therein, that Carolco effect the registration under the Securities Act of Registrable Securities that are beneficially owned by them during the time period beginning six months after the consummation of the transactions contemplated in the Purchase Agreement and ending the earlier of 18 months after such consummation or the date on which MGM Holdings no longer owns any Registrable Securities (the "MGM Registration Period"). During the MGM Registration Period, MGM Holdings' right to demand registration shall be exclusive, and Carolco will not effect a registration during the MGM Registration Period for itself or any other Holders.

          Upon the expiration of the MGM Registration Period, any Holder may make up to two requests, subject to certain limitations set forth therein, that Carolco effect the registration under the Securities Act of Registrable Securities that are beneficially owned by it.

          The Registration Rights Agreement requires that any request cover a minimum amount of Registrable Securities in order for Carolco to be obligated to effect a registration with respect thereto.

          If at any time, Carolco proposes to file a registration statement under the Securities Act with respect to any offering by Carolco of any of its securities (other than a registration statement on Form S-4 or S-8), the Company will offer (a) to MGM Holdings and Holders who are transferees from MGM Holdings prior to the expiration of the MGM Registration Period and (b) thereafter, to all Qualifying Holders (as defined in the Registration Rights Agreement) the opportunity to register such number, which must exceed a specified minimum amount, of Registrable Securities, as each such holder may request. If such Registrable Securities exceed the number of securities that can be sold in such offering, Carolco shall reduce the number of Registrable Securities to be offered for the account of such holders pro rata based upon the relative number of any Registrable Securities requested to be included in such registration by each such holder.

          The total number of demand registrations available to any Holder will be reduced for such Holder by the number of piggyback registrations in which such Holder includes the minimum number of Registrable Securities which such Holder would be entitled to include in a demand registration.

          The Registration Rights Agreement contains certain other provisions that are customary to an agreement of its nature.

          (e)  Subordination Agreement (Exhibit F).

          In connection with the Restructuring, it is currently contemplated that MGM Holdings, Pioneer, Cinepole, RCS and RCS International Communications N.V. will enter into a Subordination Agreement (the "Subordination Agreement"). Pursuant to the Subordination Agreement, any proceeds to be received by any of the Strategic Investors upon a liquidation, dissolution or winding up of Carolco with respect to any securities of Carolco held by such Strategic Investor prior to the Restructuring ("Old Common") shall be subordinate, to the extent of the Required Payment (as defined in the Subordination Agreement), to any proceeds to be received with respect to any Common Stock resulting from the conversion of Preferred Stock or 5% Notes held by any of the Strategic Investors or MGM Holdings pursuant to the Purchase Agreement ("New Common"). After the Required Payment has been paid to the holders of New Common, all proceeds shall be payable pro rata to the Strategic Investors with respect to Old Common in an amount equal to the Required Payment. To the extent that any proceeds are then remaining, such proceeds shall be allocated pro rata among MGM Holdings and the Strategic Investors and as provided by Delaware law.

          For purposes of the Subordination Agreement, each of the Strategic Investors and MGM Holdings agree that the total amount of Carolco Securities that it holds shall be allocated between Old Common and New Common according with the following percentages:
 Pioneer                      35% Old Common
                              65% New Common

 Cinepole                     54% Old Common
                              46% New Common
 RCS                          100% Old Common
                                0% New Common

 MGM Holdings                   0% Old Common
                              100% New Common


Item 7.   Material to be Filed as Exhibits.

          EXHIBIT A      Securities Purchase Agreement

          EXHIBIT B      Confidential Draft Term Sheet Proposed MGM Carolco
                         Distribution Agreement

          EXHIBIT C      Put and Call Agreement

          EXHIBIT D      Stockholders Agreement

          EXHIBIT E      Registration Rights Agreement

          EXHIBIT F      Subordination Agreement

          EXHIBIT G      Joint Filing Statement Pursuant to Rule 13d-
                         1(f)1(iii)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              _____________________________
                                         (Date)

                              MGM HOLDINGS CORPORATION



                              _____________________________

                                       (Signature)



                              _____________________________
                                       (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              _____________________________
                                       (Date)

                              CREDIT LYONNAIS INTERNATIONAL
                                SERVICES



                              _____________________________
                                      (Signature)



                              _____________________________
                                           (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              _____________________________
                                            (Date)

                              CREDIT LYONNAIS



                              _____________________________
                                   (Signature)



                              _____________________________
                                        (Name/Title)


                                              Appendix II
                                              to Amendment No. 2



                              Amendment No. 1

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                                ____________

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                           Carolco Pictures Inc.
                              (Name of Issuer)

                    Common Stock, par value $.01
                       (Title of Class of Securities)

                                     143763-10-0

                               (CUSIP Number)

                          Mr. Rene-Claude Jouannet
                          Credit Lyonnais -- Paris
                         19 Boulevard des Italiens
                                75002 Paris
                                   France



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 20, 1993
        ____________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                ____________

Check the following box if a fee is being paid with this statement (x).


                                                          SCHEDULE 13D




   CUSIP No. 143763-10-0                                      Page 2 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MGM Holdings Corporation

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS

        AF; WC:  See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware


  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH              0
  REPORTING PERSON WITH            8      SHARED VOTING POWER
                                          Common Stock:  100,000,000;
                                          See discussion in Items 4 and 5

                                   9      SOLE DISPOSITIVE POWER
                                          0

                                  10      SHARED DISPOSITIVE POWER
                                          Common Stock:  100,000,000;
                                          See discussion in Items 4 and 5

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Common Stock:  100,000,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Common Stock 41.7%
  14    TYPE OF REPORTING PERSON
        CO



                                                          SCHEDULE 13D




   CUSIP No. 143763-10-0                                      Page 3 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais International Services

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )
   3    SEC USE ONLY

   4    SOURCE OF FUNDS

        AF; WC: See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             Common Stock:  100,000,000;
  WITH
                             See discussion in Items 4 and 5
                       9     SOLE DISPOSITIVE POWER
                             0

                      10     SHARED DISPOSITIVE POWER
                             Common Stock:  100,000,000;
                             See discussion in Items 4 and 5

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Common Stock:  100,000,000;

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Common Stock 41.7%

  14    TYPE OF REPORTING PERSON

        CO




                                                          SCHEDULE 13D



   CUSIP No. 143763-10-0                                      Page 4 of __ Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Credit Lyonnais

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) (x)
                                                            (b) ( )

   3    SEC USE ONLY

   4    SOURCE OF FUNDS

        AF; WC: See discussion in Item 3

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     ( )
        PURSUANT TO ITEMS 2(d) or 2(E)

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        France

  NUMBER OF SHARES     7     SOLE VOTING POWER
  BENEFICIALLY               0
  OWNED BY EACH
                       8     SHARED VOTING POWER
  REPORTING PERSON
                             Common Stock:  100,000,000;
  WITH
                             See discussion in Items 4 and 5
                       9     SOLE DISPOSITIVE POWER
                             0

                      10     SHARED DISPOSITIVE POWER
                             Common Stock:  100,000,000;
                             See discussion in Items 4 and 5





  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Common Stock:  100,000,000;

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ( )
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Common Stock 41.7%

  14    TYPE OF REPORTING PERSON

        CO




          This Amendment No. 1 is filed on behalf of MGM Holdings Corporation ("MGM Holdings"), Credit Lyonnais International Services ("CLIS") and Credit Lyonnais (collectively with MGM Holdings and CLIS, the "Reporting Persons") and amends and restates in its entirety the initial Statement dated September 7, 1993, filed by the Reporting Persons with respect to Series A Convertible Preferred Stock, par value $1.00 ("Preferred Stock"), and Common Stock, par value $.01 ("Common Stock"), of Carolco Pictures, Inc. ("Carolco") (the "Schedule 13D"). This Amendment No. 1 is filed to disclose transactions in the securities of Carolco resulting from the previously disclosed financial restructuring of Carolco and related matters.


Item 1.   Security and Issuer.

          The titles of the classes of equity securities to which this statement relates are as follows:

          (i)  Preferred Stock of Carolco; and

          (ii) Common Stock of Carolco.

          The name and address of the principal executive offices of Carolco are:

          Carolco Pictures Inc.
          8800 Sunset Boulevard
          Los Angeles, California 90069

All information contained in this Amendment No. 1 relating to Carolco, Pioneer LCDA ("Pioneer"), Canal+ S.A. ("Canal+") or RCS Video International Services B.V. ("RCS"), or any of their respective officers, directors, stockholders, affiliates or subsidiaries is based upon publicly available information or information provided by such person.


Item 2.   Identity and Background.

          The name, address and principal executive office of MGM Holdings are:

          MGM Holdings Corporation
          19, boulevard des Italiens
          75002 Paris
          France

          MGM Holdings is a holding company organized and existing under the laws of the state of Delaware.

          The attached Schedule I is a list of the executive officers and directors of MGM Holdings which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          MGM Holdings is a wholly-owned subsidiary of CLIS, a corporation organized and existing under the laws of France. The address of CLIS's principal executive office is:

               19, boulevard des Italiens
               75002 Paris
               France

          The attached Schedule II is a list of the executive officers and directors of CLIS, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) place of citizenship.

          CLIS is a wholly-owned subsidiary of Credit Lyonnais, a banking institution organized and existing under the laws of France. The address of Credit Lyonnais' principal executive office is:

               19, boulevard des Italiens
               75002 Paris
               France

          The attached Schedule III is a list of the executive officers and directors of Credit Lyonnais, which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any other organization in which such employment is conducted; and (iv) place of citizenship.

          During the last five years, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, any person named on
Schedule I, II or III hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

          The amount of funds to be used by MGM Holdings in making the purchases of Preferred Stock and 5% Payment-in-Kind Convertible Subordinated Notes due 2002 ("5% Notes") to which this statement relates is, (i) with respect to Preferred Stock, $30,000,000, and (ii) with respect to 5% Notes, $30,000,000. The source of the funds used to purchase the Preferred Stock and 5% Notes initially was an overdraft from Credit Lyonnais Bank Nederland N.V., which shall be replaced with a capital contribution to MGM Holdings from CLIS.


Item 4.   Purpose of Transaction.

          The purchases of Preferred Stock and 5% Notes to which this statement relates are part of a financial restructuring undertaken by Carolco through the exchange of certain of Carolco's existing debt securities and preferred stock, as well as the cash sales of Preferred Stock and 5% Notes and the consummation of certain related transactions (the "Restructuring"). The Restructuring included the following main elements:

          (a) Carolco exchanged an aggregate of (i) $22,496,000 in principal amount of its 11.5%/10% Reducing Rate Senior Notes due 2000, (the "New Senior Notes") for $22,496,000 in principal amount of the Company's 14% Senior Notes Due June 1, 1993 (the "14% Notes") outstanding and (ii) $12,700,000 in principal amount of its 13%/12% Reducing Rate Senior Subordinated Notes due 1999, (the "New Senior Subordinated Notes") for $12,700,000 in principal amount of Carolco's 13% Senior Subordinated Notes due December 1, 1996 (the "13% Notes") outstanding and not owned by Carolco. In connection with the exchange, tendering holders of the 14% Notes received an amount in cash equal to the amount of interest that accrued on the New Senior Notes for the period of December 1, 1992, through the date of issuance of the New Senior Notes. Tendering holders of the 13% Notes received an amount, 50% of which consisted of cash and 50% of which consisted of additional New Senior Subordinated Notes, equal to the amount of interest that accrued on the New Senior Subordinated Notes for the period of December 1, 1992 through the date of issuance of the new Senior Subordinated Notes. Concurrently with the making of the offers to exchange the 13% Notes and the 14% Notes, the Company successfully solicited from the holders of the 13% Notes their consent to certain amendments to the indenture pursuant to which the 13% Notes were issued and the wavier of certain events of default under such indenture. The amendments were adopted, and the events of default were waived.

          (b) Certain holders of Carolco's 10% Convertible Subordinated Debentures Due 2006 ("10% Debentures") and one holder of its Series D Convertible Exchangeable Preferred Stock, par value $1.00 ("Series D Preferred"), exchanged such securities for an aggregate of 22,500,000 shares of Common Stock. In connection with this exchange, the holder of the Series D Preferred received $20,000 in cash, which represents a portion of the accrued but unpaid dividends on the Series D Preferred.

          (c) Carolco, MGM Holdings, Cinepole Productions B.V. (an affiliate of Canal+ ("Cinepole")), and Pioneer entered into a Securities Purchase Agreement, dated as of May 25, 1993, which was amended by amendments dated as of July 29, 1993, August 19, 1993 and October 7, 1993 (the "Purchase Agreement"). A copy of the Purchase Agreement, as amended, is attached hereto as Exhibit A. Pursuant to the Purchase Agreement, MGM Holdings purchased from Carolco (i) 30,000 shares of Preferred Stock at a purchase price of $1,000 per share and
     (ii) $30,000,000 in aggregate principal amount of 5% Notes. Cinepole purchased 12,500 shares of Preferred Stock at a purchase price of $1,000 per share. Pioneer purchased 40,000 shares of Preferred Stock at a purchase price of $1,000 per share. Each of these purchases was consummated on October 20, 1993.

               Each share of Preferred Stock is convertible at the option of the holder of such share into that number of shares of Common Stock obtained by dividing the sum of (i) $1,000 and (ii) the amount of accrued but unpaid dividends with respect to such share by $.60, which amount is subject to adjustment. Consequently, the 30,000 shares of Preferred Stock purchased by MGM Holdings are convertible into 50,000,000 shares of Common Stock, subject to adjustment. The holders of Preferred Stock are entitled to the same voting rights as such holders would be entitled to if they converted their Preferred Stock into Common Stock.

               The 5% Notes are subject to mandatory conversion into shares of Common Stock upon the following conditions:

               (i) following the date upon which MGM Holdings' subsidiary, Metro-Goldwyn-Mayer ("MGM"), receives $100,000,000 in distribution fees pursuant to motion picture distribution agreements with Carolco, relating to domestic theatrical and non-theatrical rights, certain specified U.S. television rights and certain specified foreign rights to take effect, with respect to each of the rights granted, when Carolco's current agreements or arrangements relating to such rights expire (collectively, the "Distribution Agreement") (Carolco and MGM have executed a term sheet with respect to the material terms of the Distribution Agreement, a copy of which is attached hereto as Exhibit B);

               (ii) if Carolco terminates the Distribution Agreement because of an uncured breach by MGM in accordance with its termination rights set forth in the Distribution Agreement; or

               (iii) if, after MGM receives $90,000,000 in distribution fees pursuant to the Distribution Agreement, MGM fails to provide certain informational reports to Carolco and fails to cure such failure in accordance with the terms of the Distribution Agreement.

               The 5% Notes are convertible at the option of the holders thereof upon maturity and upon the occurrence of certain other conditions set forth in the indenture relating to the %5 Notes.

               In the event of a conversion, each $1,000 of principal amount of 5% Notes will be converted into 1,666.667 shares of Common Stock, which amount is subject to adjustment. In the event of a mandatory conversion, each $1,000 of unpaid interest on the 5% Notes being converted will also be converted into 1,666.667 shares of Common Stock, which amount is subject to adjustment. Consequently, the $30,000,000 in aggregate principal amount of 5% Notes purchased by MGM Holdings are convertible into approximately 50,000,000 shares of Common Stock, subject to adjustment.

          (d) Carolco, Pioneer, Le Studio Canal+ (a wholly-owned subsidiary of Canal+ and the sole stockholder of Cinepole ("Studio

     Canal+")), and RCS (collectively, the "Strategic Investors") executed a Contribution and Exchange Agreement, dated as of May 25, 1993, which was amended by amendments dated as of July 29, 1993 and October 15, 1993 (the "Contribution and Exchange Agreement"). A copy of the Contribution and Exchange Agreement is attached hereto as Exhibit C. Pursuant to the Contribution and Exchange Agreement, the Strategic Investors (i) exchanged certain of their existing Carolco securities for shares of Common Stock, (ii) discharged certain loan obligations of Carolco to them in exchange for shares of Common Stock and all of the shares of the common stock of Carolco's subsidiary, LIVE Entertainment Inc., owned by Carolco and currently pledged to the Strategic Investors, (iii) exchanged a portion of Carolco's existing preferred stock and 10% Debentures held by them for an aggregate of 72,000,000 shares of Common Stock, and (iv) transferred to Carolco as a capital contribution any existing preferred stock or 10% Debentures held by them after the exchanges are completed, together with certain other obligations of Carolco to it.

          (e) The fifteen-member Board of Directors of Carolco (the "Board") will be reconstituted.

          In connection with the Restructuring, Carolco has taken the following actions:

          (a) On December 24, 1992, Carolco filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1, Registration Number 33-56380, relating to the Restructuring and the other actions taken by Carolco in connection with the Restructuring (the "Registration Statement"). On August 27, 1993, the SEC declared the Registration Statement, as amended, effective.

          (b) Carolco executed a Standby Purchase and Investment Agreement (the "Standby Agreement") with the Strategic Investors and Tele-Communications, Inc. ("TCI"), dated as of July 29, 1993, a copy of which is attached hereto as Exhibit D. Pursuant to the Standby Agreement, Pioneer, RCS and Cinepole will purchase an aggregate of up to $27,500,000 of Carolco's 7% Convertible Subordinated Notes due 2006 on the later to occur of December 30, 1994 or the date on which certain conditions are met. Canal+ and TCI will invest an aggregate of up to $27,500,000 in co-productions of Carolco's motion pictures upon the satisfaction of certain conditions, but in no event prior to December 30, 1994. The total amount invested pursuant to the Standby Agreement will not exceed $47,500,000.

          (c) Carolco offered to purchase all of the outstanding shares of common stock of The Vista Organization, Ltd. ("Vista") other than shares owned by Carolco, together with all of the Carolco Series A Common Stock Put Rights associated with and represented by such shares (the "Vista Tender Offer"). 18,302,963 shares of common stock of Vista were tendered to Carolco for purchase.

          (d) At a special meeting, the stockholders of Carolco voted to amend Carolco's Restated Certificate of Incorporation (the "Restated Certificate") to (i) delete a provision that divides the Board into three classes with staggered terms, (ii) delete a provision that restricts Carolco's ability to engage in certain transactions with interested stockholders unless approvals of stockholders or the Board are obtained, and (iii) to increase the number of shares of Common Stock that Carolco is authorized to issue to 500,000,000. The stockholders also voted to amend Carolco's 1989 Stock Option and Stock Appreciation Rights Plan (the "1989 Plan"). The amendments to the 1989 Plan (i) increased the maximum number of shares of Common Stock that may be issued under the 1989 Plan from 2,500,000 shares to 20,000,000 shares, (ii) changed the committees of the Board that administer the 1989 Plan to consist of two or more directors of Carolco in accordance with Rule 16b-3(c)(2)(i) promulgated under the

     Securities Exchange Act of 1934 instead of three or more directors, and (iii) added a provision for formula grants of options to directors of Carolco and members of certain committees of the Board.

          In connection with the Restructuring, MGM Holdings, Credit Lyonnais and Cinepole have executed a Put and Call Agreement (the "Put and Call Agreement"), dated October 20, 1993, a copy of which is attached hereto as Exhibit E. The Put and Call Agreement contains provisions granting MGM Holdings the right to put certain shares of Common Stock to Cinepole and granting Cinepole a similar right to purchase certain shares of Common Stock from MGM Holdings upon the conversion of 5% Notes pursuant to the terms and conditions of the indenture relating to the 5% Notes. See
Item 6 below for a summary of the provisions of the Put and Call Agreement.

          Following the Restructuring, MGM Holdings and the Strategic Investors will control a majority of the Board. MGM Holdings, the Strategic Investors and New Carolco Investments, B.V. ("New CIBV") have executed a Stockholders Agreement (the "Stockholders Agreement"), dated October 20, 1993, a copy of which is attached hereto as Exhibit F, which contains provisions relating to the composition of the Board, the election and removal of directors and voting with respect to certain types of transactions. See Item 6 below for a summary of the such provisions.

          The agreements and arrangements described in this Item 4 to which MGM Holdings or Credit Lyonnais is a party have been entered into by MGM Holdings and Credit Lyonnais to preserve the value of MGM Holdings' subsidiary, MGM. Except as described above, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person identified in Schedule I, II or III has any plans or proposals which relate to, or which result in, any of the matters referred to in Paragraphs (a)-
(j) of Item 4 of the Special Instructions for Complying with Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) The Reporting Persons, Canal+, Studio Canal+, Cinepole, Pioneer and RCS may be deemed to have formed a group for the purpose of obtaining a majority representation on the Board upon the consummation of the Restructuring.

          Credit Lyonnais, CLIS and MGM Holdings may be deemed beneficially to own:


 Title of Class                    Number of Shares                 Percent of Class


 Common Stock                       50,000,000<F1>                  20.8

 Common Stock                       50,000,000<F2>                  20.8
              TOTAL                100,000,000                      41.7<F3>

<F1>     These shares may be acquired upon the conversion of 30,000 shares of Preferred Stock.
<F2>     These shares may be acquired upon the conversion of 5% Notes.
<F3>     Does not foot due to rounding.



BY CANAL+

                 Canal+ may be deemed beneficially to own indirectly through Studio Canal+:


 Title of Class                    Number of Shares                               Percent of Class


 Common Stock                      2,643,109<F1>                                   1.6

 Common Stock                        333,334<F2>                                    .2
              TOTAL                2,976,443                                       1.8

<F1>     These shares are subject to a pledge agreement which does not satisfy the conditions set forth in SEC Rule 13d-
         3(d)(3).
<F2>     These shares may be acquired upon the exercise of an option.


Canal+ may be deemed beneficially to own indirectly through Studio Canal+ (which owns such shares indirectly through Cinepole) the following securities of Carolco:


 Title of Class                    Number of Shares                 Percent of Class



 Common Stock                      26,100,032                       16.2
 Common Stock                      20,833,333<F1>                   12.9

              TOTAL                46,933,365                       29.1

<F1>     These shares may be acquired upon the conversion of 12,500 shares of Preferred Stock.


  BY PIONEER



 Title of Class                 Number of Shares               Percent of Class


 Common Stock                   46,420,574                     22.4
 Common Stock                   66,666,666<F1>                 32.2

 Common Stock                    2,643,109<F2>                  1.3

 Common Stock                      333,334<F3>                   .2
          TOTAL                116,063,683                     56.1

<F1>     These shares may be acquired upon the conversion of 40,000 shares of Preferred Stock.
<F2>     See Footnote 3 on page 14.
<F3>     See Footnote 4 on page 14.

BY RCS




 Title of Class                Number of Shares                Percent of Class


 Common Stock                  15,960,316                      11.4

 Common Stock                   2,643,109<F1>                   1.9
 Common Stock                     333,334<F2>                    .2

          TOTAL                18,936,759                      13.5


<F1>     See Footnote 3 on page 14.
<F2>     See Footnote 4 on page 14.


          (b) Each of the Reporting Persons is deemed to have shared power to vote, to direct the vote, to dispose and to direct the disposition of all shares listed as being owned by them in paragraph (a) above. Each of Canal+, Studio Canal+ and Cinepole is deemed to have shared power to vote, to direct the vote, to dispose and to direct the disposition of all shares listed as being beneficially owned by any of them in paragraph (a) above.

          Except as described above, each person named in paragraph (a) above has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares listed as being beneficially owned by such person in paragraph (a) above.

          (c) Except as otherwise disclosed in this Amendment No. 1, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any person listed on Schedule I, II or III hereto nor any person named in paragraph (a) above has effected any transactions contemplated by the instructions to Item 5(c) of Schedule 13D in Common Stock, Preferred Stock or 5% Notes during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as described in Item 4 above and this Item 6 and as set forth in the agreements referred to in such Items, none of the Reporting Persons or, to the best knowledge of any of the Reporting Persons, any of the individuals identified in Schedule I, II or III has any contract, arrangement, understanding or relationship with any person with respect to any security of Carolco.

          The discussion of the terms of the agreements referred to below is only a brief summary and is qualified in its entirety by reference to the agreements which are attached hereto as Exhibits and incorporated herein by reference.

          (a)  Securities Purchase Agreement (Exhibit A).

          Pursuant to the Purchase Agreement, MGM Holdings purchased from Carolco (i) 30,000 shares of Preferred Stock at a purchase price of $1,000 per share and (ii) $30,000,000 in aggregate principal amount of 5% Notes. Cinepole purchased 12,500 shares of Preferred Stock at a purchase price of $1,000 per share. Pioneer purchased 40,000 shares of Preferred Stock at a purchase price of $1,000 per share.

          The Purchase Agreement contains certain other provisions customary to an agreement of its nature.

          (b)  Put and Call Agreement (Exhibit E).

          Pursuant to the Put and Call Agreement, MGM Holdings has the right to put to Cinepole at any one time during the 90-day period immediately following the Trigger Date (as defined in the Put and Call Agreement) 25,000,000 shares of Common Stock, which amount is subject to adjustment, at a price to be determined according to a specified formula. Cinepole has a similar right to purchase Common Stock once from MGM Holdings at any time during the 90-day period immediately following the Trigger Date at a purchase price to be determined according to a specified formula. Cinepole may pay any or all of the put or purchase price by transferring 7% Notes to MGM Holdings.

          The amount of shares of Common Stock subject to the put or purchase provisions will be reduced by an amount equal to 50% of the aggregate face amount of any 5% Notes or the aggregate amount of any Preferred Stock sold or disposed by MGM Holdings prior to the date of the exercise of such put or purchase, except for any transfer of 5% Notes or Preferred Stock by MGM Holdings under certain limited circumstances. The put and purchase rights granted in the Put and Call Agreement will terminate in the event that MGM Holdings and Credit Lyonnais own less than 1% of the outstanding capital stock of MGM.

          The Put and Call Agreement contains certain other provisions customary to an agreement of its nature.

          (c)  Stockholders Agreement (Exhibit F).

          Pursuant to the Stockholders Agreement, Pioneer has the right to designate four directors to the Board, each of MGM Holdings and Cinepole has the right to designate three directors and RCS has the right to designate one director. Each of MGM Holdings, Cinepole, Pioneer and RCS (individually, a "Designating Stockholder", and collectively, the "Designating Stockholders") agree to vote for the designees of the other Designating Stockholders. Additionally, each Designating Stockholder agrees to take all appropriate action to effect the removal of any designee of another Designating Stockholder upon receipt of a written request from such Designating Stockholder to do so. The Stockholders Agreement provides for the reduction of the number of director designees allocated to each Designating Stockholder upon the reduction of the amount of Preferred Stock, 5% Notes and Common Stock held by such Designating Stockholder below certain specified levels.

          The Designating Stockholders agree to cause their respective designated directors to take the necessary corporate action to establish a Supervisory Committee of the Board, if such action is consistent with such director's fiduciary duty. Additionally, each Designating Stockholder agrees to cause its designated directors to vote: (i) to adopt any amendment to the Bylaws of Carolco (the "Bylaws") that may be proposed in connection with the Registration Statement, if such adoption is consistent with such director's fiduciary duty; (ii) against any proposal to amend the Restated Certificate or Bylaws or change the composition of the Board unless all of the Designating Stockholders agree to vote in favor of such proposal; and (iii) to adopt resolutions requiring that any Major Decision

(as defined in the Stockholders Agreement) will require the affirmative vote of at least 85% of the Board and of designated directors of at least three of the Designating Stockholders.

          The Stockholders Agreement entitles MGM Holdings to participate proportionately in certain sales or dispositions by any two or more of the Strategic Investors of a required minimum amount of securities of Carolco, subject to certain conditions. Pioneer, RCS and New CIBV are entitled to participate proportionately in certain sales and dispositions by MGM Holdings and Cinepole of securities of Carolco, subject to certain conditions. Cinepole, RCS and New CIBV are entitled to participate proportionately in certain sales and dispositions by MGM Holdings and Pioneer of a required minimum amount of securities of Carolco, subject to certain conditions.

          The Stockholders Agreement contains certain other provisions customary to an agreement of its nature.

          (d)  Registration Rights Agreement (Exhibit G).

          The Registration Rights Agreement (the "Registration Rights Agreement") provides certain registration rights to MGM Holdings, Pioneer, Cinepole, and RCS and certain successors-in-interest thereof as holders of securities of Carolco (individually, a "Holder", and collectively, the "Holders"). The Registration Rights Agreement applies to Preferred Stock and 5% Notes acquired pursuant to the Purchase Agreement, any shares of Common Stock into which Preferred Stock or 5% Notes are converted, any shares of Common Stock acquired by RCS pursuant to the RCS Stock Purchase Agreement (as defined in the Registration Rights Agreement), any shares of Common Stock received by Pioneer, Cinepole or RCS pursuant to the Contribution and Exchange Agreement (as defined in the Registration Rights Agreement) or owned by Pioneer, Cinepole or RCS on the date of the execution of the Purchase Agreement that are not exchangeable or contributed pursuant to the Contribution and Exchange Agreement, and certain securities received by the Holders as a result of holding such securities (individually, a "Registrable Security", and collectively, "Registrable Securities").

          Pursuant to the Registration Rights Agreement, MGM Holdings or its successors-in-interest may make up to two requests, subject to certain limitations, that Carolco effect the registration under the Securities Act of Registrable Securities that are beneficially owned by them during the time period beginning six months after the consummation of the transactions contemplated in the Purchase Agreement and ending the earlier of 18 months after such consummation or the date on which MGM Holdings no longer owns any Registrable Securities (the "MGM Registration Period"). During the MGM Registration Period, MGM Holdings' right to demand registration shall be exclusive, and Carolco will not effect a registration during the MGM Registration Period for itself or any other Holders.

          Upon the expiration of the MGM Registration Period, any Holder may make up to two requests, subject to certain limitations, that Carolco effect the registration under the Securities Act of Registrable Securities that are beneficially owned by it.

          The Registration Rights Agreement requires that any request cover a minimum amount of Registrable Securities in order for Carolco to be obligated to effect a registration with respect thereto.

          If at any time, Carolco proposes to file a registration statement under the Securities Act with respect to any offering by Carolco of any of its securities (other than a registration statement on Form S-4 or S-8), the Company will offer (a) to MGM Holdings and Holders who are transferees from MGM Holdings prior to the expiration of the MGM Registration Period and (b) thereafter, to all Qualifying Holders (as defined in the Registration Rights Agreement) the opportunity to register such number, which must exceed a specified minimum amount, of Registrable Securities, as each such holder may request. If such Registrable Securities exceed the number of securities that can be sold in such offering, Carolco shall reduce the number of Registrable Securities to be offered for the account of such holders pro rata based upon the relative number of any Registrable Securities requested to be included in such registration by each such holder.

          The total number of demand registrations available to any Holder will be reduced for such Holder by the number of piggyback registrations in which such Holder includes the minimum number of Registrable Securities which such Holder would be entitled to include in a demand registration.

          The Registration Rights Agreement contains certain other provisions that are customary to an agreement of its nature.

          (e)  Subordination Agreement (Exhibit H).

          Pursuant to the Subordination Agreement, any proceeds to be received by any of the Strategic Investors upon a liquidation, dissolution or winding up of Carolco with respect to any securities of Carolco held by such Strategic Investor prior to the Restructuring ("Old Common") shall be subordinate, to the extent of the Required Payment (as defined in the Subordination Agreement), to any proceeds to be received with respect to any Common Stock resulting from the conversion of Preferred Stock or 5% Notes held by any of the Strategic Investors or MGM Holdings pursuant to the Purchase Agreement ("New Common"). After the Required Payment has been paid to the holders of New Common, all proceeds shall be payable pro rata to the Strategic Investors with respect to Old Common in an amount equal to the Required Payment. To the extent that any proceeds are then remaining, such proceeds shall be allocated pro rata among MGM Holdings and the Strategic Investors and as provided by Delaware law.

          For purposes of the Subordination Agreement, each of the Strategic Investors and MGM Holdings agree that the total amount of Carolco Securities that it holds shall be allocated between Old Common and New Common according with the following percentages:
 Pioneer                       35% Old Common
                               65% New Common

 Cinepole                      54% Old Common
                               46% New Common
 RCS                          100% Old Common
                                0% New Common

 MGM Holdings                   0% Old Common
                              100% New Common


Item 7.   Material to be Filed as Exhibits.

          EXHIBIT A      Securities Purchase Agreement

          EXHIBIT B      Confidential Draft Term Sheet Proposed MGM Carolco
                         Distribution Agreement

          EXHIBIT C      Contribution and Exchange Agreement

          EXHIBIT D      Standby Purchase Agreement

          EXHIBIT E      Put and Call Agreement

          EXHIBIT F      Stockholders Agreement

          EXHIBIT G      Registration Rights Agreement

          EXHIBIT H      Subordination Agreement

          EXHIBIT I      Joint Filing Statement Pursuant to Rule 13d-
                         1(f)1(iii)
                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         ______________________________
                                   (Date)

                         MGM HOLDINGS CORPORATION



                         ______________________________
                                   (Signature)



                         ______________________________
                                   (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         ______________________________
                                   (Date)

                         CREDIT LYONNAIS INTERNATIONAL
                           SERVICES



                         ______________________________
                                   (Signature)



                         ______________________________
                                   (Name/Title)


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         ______________________________
                                   (Date)

                         CREDIT LYONNAIS

                         ______________________________
                                   (Signature)



                         ______________________________
                                   (Name/Title)

                                 Schedule I


          Each person named below is a director or executive officer of MGM Holdings, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of MGM Holdings set forth in Item 2 above.


                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 MGM Holdings.

 Rene-Claude Jouannet              France                      President and Treasurer of MGM Holdings,
                                                               Director of MGM Holdings,
                                                               Directeur Adjoint of International Affairs of
                                                                 Credit Lyonnais

                                Schedule II

          Each person named below is a director or executive officer of CLIS, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of CLIS set forth in Item 2 above.


                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 CLIS.

 Dominique Ogee                    France                      Chairman of the Board and Chief Executive
                                                               Officer,
                                                               Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais

 Genevieve Martin                  France                      Director,
  maiden Jacquier                                              Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais

 Pierre Vanden                     France                      Director,
  Broeck                                                       Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais
 Josette Novel                     France                      Director,
                                                               Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais

 Gabriel Apelojg                   France                      Attorney-in-fact,
                                                               Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais

 Pascal Bloch                      France                      Attorney-in-fact,
                                                               Relationship Manager for Subsidiaries
                                                                 Department of Credit Lyonnais

                                Schedule III

          Each person named below is a director or executive officer of Credit Lyonnais, whose principal business address is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of Credit Lyonnais set forth in Item 2 above.


                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 Credit Lyonnais.

 Jean Yves Haberer                 France                      Chairman of the Board,
                                                               Chief Executive Officer and President

 Christian Babusiaux               France                      Director,
                                                               General Manager of the Office for Consumer
                                                                  Affairs, Price Supervision and Fraud
                                                                  Control of the Ministry of Economy
                                                               59, boulevard v. Ariol
                                                               75013 Paris
                                                               France
 Jean-Pascal Beaufret              France                      Director,
                                                               Head of Department for Monetary and Financial
                                                                  Affairs and Head of Department for
                                                                  Insurance Affairs of the Ministry of
                                                                  Economy
                                                               139, rue de Bercy
                                                               75012 Paris
                                                               France

 Georges Begot                     France                      Director,
                                                               Credit Lyonnais employee

 Pierre de Boissieu                France                      Director,
                                                               Head of Economic and Foreign Affairs to the
                                                                  Ministry of Foreign Affairs
                                                               37, quai d'Orsay
                                                               75007 Paris
                                                               France
 Michel Covet                      France                      Director,
                                                               Credit Lyonnais employee

 Jean-Claude Cuny                  France                      Director,
                                                               Credit Lyonnais employee
 Denise Gerlat                     France                      Director,
                                                               Credit Lyonnais employee

 Pierre Gisserot                   France                      Director,
                                                               Head of General Inspection of Finance of the
                                                                  Ministry of Economy
                                                               139, rue de Bercy
                                                               75012 Paris
                                                               France

 Daniel Houri                      France                      Director,
                                                               Chief Counsellor of the Government Audit
                                                                  Office
                                                               26, rue de la Pepiniere
                                                               75008 Paris
                                                               France
 Jacques Journoud                  France                      Director,
                                                               Credit Lyonnais employee

 Marc de Lacharriere               France                      Director,
                                                               Chairman of Fimalac
                                                               97, rue de Lille
                                                               75007 Paris
                                                               France

 Jean Lavergne                     France                      Director,
                                                               Advisor for Social Affairs to the Presidency
                                                                  of the French Republic
                                                               55-57, rue du Faubourg
                                                                  Saint-Honore
                                                               75008 Paris
                                                               France
 Raymond Levy                      France                      Director,
                                                               Honorary Chairman of Renault SA
                                                               34, quai le Gallo
                                                               92109 Boulogne-Billancourt
                                                               France

 Didier Lombard                    France                      Director,
                                                               General Manager of the Industry to the
                                                                  Ministry of Industry
                                                               3/5, rue Barbet de Jouy
                                                               75007 Paris
                                                               France
 Jean Pierson                      France                      Director,
                                                               Director and Chief Executive Officer of
                                                                  Airbus Industries
                                                               1, Rond point M. Bellonte
                                                               31707 Blagnac Cedex
                                                               France

 Jean-Jacques Pouyadoux            France                      Director,
                                                               Credit Lyonnais employee

 Gilbert Trigano                   France                      Director,
                                                               Honorary Chairman of Club Mediterranee
                                                               2, rue de 4 Septembre
                                                               75002 Paris
                                                               France
 Michel Renault                    France                      General Manager,
                                                               Member of the Executive Committee

 Francois Gille                    France                      General Manager,
                                                               Member of the Executive Committee
 Claude Rubinowicz                 France                      Deputy General Manager,
                                                               Member of the Executive Committee

 Pierre Laurent                    France                      Deputy General Manager,
                                                               Member of the Executive Committee

 Jean Yves Durance                 France                      Deputy General Manager,
                                                               Member of the Executive Committee
 Serge Boutissou                   France                      Deputy General Manager,
                                                               Member of the Executive Committee

 Chantal Lanchon                   France                      Deputy General Manager,
                                                               Member of the Executive Committee

 Joseph Musseau                    France                      Executive Vice-President,
                                                               Member of the Executive Committee
 Jean Cedelle                      France                      Executive Vice-President,
                                                               Member of the Executive Committee

 Sylvain Carnot                    France                      Executive Vice-President,
                                                               Member of the Executive Committee




                                                       INDEX TO EXHIBITS




                                                                             Sequentially
                                                                                Numbered
        Exhibit          Title of Document                                       Page

           A             Securities Purchase Agreement, dated
                         as of May 25, 1993, among Carolco, MGM
                         Holdings, Cinepole and Pioneer, as
                         amended by amendments dated as of July
                         29, 1993, August 19, 1993 and October
                         7, 1993.
           B             Confidential Draft Term Sheet Proposed
                         MGM Carolco Distribution Agreement,
                         dated as of April 23, 1993, between
                         Carolco and Metro-Goldwyn-Mayer Inc.

           C             Contribution and Exchange Agreement,
                         dated as of May 25, 1993, as amended
                         by amendments dated as of July 29,
                         1993, and October 15, 1993, among
                         Carolco, Pioneer, Le Studio Canal+ and
                         RCS.

           D             Standby Purchase and Investment
                         Agreement, dated as of July 29, 1993,
                         among Carolco, Pioneer, Le Studio
                         Canal+, RCS and TCI.
           E             Put and Call Agreement, dated October
                         20, 1993 among MGM Holdings, Credit
                         Lyonnais and Cinepole.

           F             Stockholders Agreement, dated October
                         20, 1993, among MGM Holdings, Pioneer,
                         Studio Canal+, RCS and New CIBV.

           G             Registration Rights Agreement, dated
                         October 20, 1993, among Carolco, MGM
                         Holdings, Pioneer, Cinepole and RCS.

           H             Subordination Agreement, dated as of
                         October 20, 1993, among MGM Holdings,
                         Pioneer, Cinepole, RCS and RCS
                         International Communications N.V.
           I             Joint Filing Statement Pursuant to
                         Rule 13D-1 dated October 29, 1993,
                         among MGM Holdings, CLIS and Credit
                         Lyonnais.